Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            ARC Resources Ltd./ARC Energy Trust Announce the September 2009 increase to the ARX Exchangeable Shares Exchange Ratio

            CALGARY, Sept. 30 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.67944 to 2.69349. Such increase will be effective on October 15, 2009.
            The following are the details on the calculation of the exchange ratio:

            <<
            -------------------------------------------------------------------------
                                             10 day
            Record                          weighted             Effective
            date of                         average                 date
              ARC              ARC Energy   trading                of the   Exchange
            Energy               Trust      price of    Increase  increase  ratio as
             Trust    Opening   distrib-  AET.UN (prior    in        in        of
            distrib-  exchange   ution     to the end   exchange  exchange  effective
             ution     ratio    per unit  of the month) ratio(xx)   ratio     date
            -------------------------------------------------------------------------
            September                                              October
             30, 2009  2.67944   $0.10     $19.0758      0.01405  15, 2009   2.69349
            -------------------------------------------------------------------------

            (xx) The increase in the exchange ratio is calculated by dividing the ARC
                 Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
            >>

            A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in
Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

            <<
            ARC RESOURCES LTD.
            John P. Dielwart,
            Chief Executive Officer
            >>

            %SEDAR: 00001245E          %CIK: 0001029509

            /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9/
            (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.; ARC Energy Trust

CNW 16:17e 30-SEP-09